UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U/A

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 30, 2023

(Date of Report (Date of earliest event reported))

RISE COMPANIES CORP.

(Exact name of registrant as specified in its charter)

Delaware	45-4862460
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note:

Due to a clerical error, we are filing this Current Report on Form 1-U/A to amend and restate the information in the section titled “Certain 2023 Company Metrics” included in Rise Companies Corp.’s (the “Company”) Current Report on Form 1-U, filed on January 5, 2024.

Item 9.	Other Events

Certain 2023 Company Metrics

As of December 31, 2023, the Company announces the following metrics:

•	The Company has approximately 385,000 active investor accounts on the Fundrise Platform.
•	The Company has approximately $2.87 billion in equity assets under management in the Fundrise Investment Products.
•	Investor accounts on the Fundrise Platform total more than $361 million in net dividends earned from the Fundrise Investment Products.
•	The Company has approximately 2.1 million active users on the Fundrise Platform.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RISE COMPANIES CORP.

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: January 9, 2024